RANBAXY

HEAD OFFICE:25,NEHRU PLACE,NEW DELHI-110019, PHONE:26452666-72 FAX: (91-11)26465748

SEC:SE
25th August, 2003

BY AIR MAIL



03 SEP -5 AM 7:21

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International , Corporation Finance,
450, Fifth Street, N.W.,
WASHINGTON, D.C. 20549

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Dear Sir,

SUB: **Listing Application**

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

SUPPL

Enclosed please find the copies of the following documents :

Listing Application	:	Filed with Stock Exchanges for Listing of 25,815 Equity Shares of Rs.10/- each allotted on 30.07.2003 under employees Stock Options Scheme.
Form No.2-Return of Allotment	:	Filed with Registrar of Companies
Annual Return as on 25.06.2003	:	Filed with Registrar of Companies

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above

9/3

LETTER OF APPLICATION
(BY LISTED COMPANIES FOR NEW ORIGINAL OR FURTHER ISSUES)
APPENDIX-D TO REGULATION-2
(REGULATION-2.3.)

From: RANBAXY LABORATORIES LTD
25, NEHRU PLACE,
NEW DELHI-110 019

DATED: 05.08.2003

The General Manager cum Company Secretary
The Ludhiana Stock Exchange Assn.Ltd.
Feroze Gandhi Market,
Ludhiana (Punjab)

The Dy.General Manager (Listing),
Mumbai Stock Exchange,
Corporate Relationship Department,
1st Floor, New Trading Ring,
Rotunda Building, P.J.Towers,
Dalal Street, Fort,
Mumbai-400 001

The Seniopr Manager
Delhi Stock Exchange Assn.Ltd.
DES House, 3/1, Asaf Ali Road,
New Delhi-110 002

The General Manager ,
The Stock Exchange, Ahmedabad,
Kamdhenu Complex, Opp.
Sahajanand College, Pinjarapole,
Ahmedabad-380 015

The Deputy Secretary,
The Calcutta Stock Exchange Assn.Ltd.,
7, Lyons Range,
Calcutta-700 001

The Asstt. Vice-President,
Capital Market (Listing),
National Stock Exchange of India Ltd.,
Exchange Plaza, 5th Floor,
Plot No.C/1,G Block,
Bandra- Kurla Complex,
Bandra (E), **Mumbai-400 051**

Dear Sir,

In conformity with the listing requirements of the stock exchange, we hereby apply for admission of the following securities of the Company to dealings on the Exchange.

Listing of 25,815 Equity Shares of Rs.10/- each at a price of Rs.595 per share (Rs.585 as Share Premium) , Rs.673 per share (Rs.663 as Share Premium) and Rs.745 per share (Rs.735 as Share Premium) allotted to the employees of the Company on exercise of stock option under the Employees Stock Option Scheme.

These shares were allocated to the employees of the Company on July 30, 2003 on exercise of Stock options in terms of the Employees Stock Option Scheme of the Company


RANBAXY LABORATORIES LTD.
NEW DELHI

We send herewith the listing application duly completed. We also forward the documents (or drafts thereof) as per list attached and undertake top furnish such additional information and documents as may be require).

Yours faithfully,
FOR RANBAXY LABORATORIES LTD



(TARUN DALAL)
SENIOR MANAGER (SECRETARIAL SERVICES)

- Please enumerate separately shares which are not identical in all respects. Shares are Identical in all respects only i.

(i) They are of the same nominal value and the same amount per share has been called up.
(ii) They are entitled to dividend at the same rate and for the same period, so that at the next ensuing distribution the dividend payable on each share will amount to exactly the same sum net and gross and
(iii) They carry the same rights in all other respects.

** Applicable only when securities for which application for admission to dealings is made are proposed to be issued or having already been issued it is intended to make a placing or any offer for sale.

Please strike out where not applicable.

*** Applicable to new companies only. Please strike out not applicable.

(Appendix XII)
List of Supporting Documents

To be Filed with the listing Application

(By listed Companies The Further Issues)

(Please check the * against documents forwarded with the application)

1. Copies of the following relative to the new issue.

*	(a)	Prospectus
*	(b)	Statement in lieu of Prospectus
*	(c)	Offer of Sale
*	(d)	Circular offering the new issue for subscription
*	(e)	Advertisement offering the new issue for subscription.

2. Copy of every letter, Report Balance Sheet, Valuation, Contracts, Agreement, Court order or other documents relative to the new Issue.
3. Certified copy of letter of Consent of the Controller of Capital Issue.
4. Certified copies of the following relative to the new issue.

*	(a)	Underwriting Agreements
*	(b)	Sub-underwriting Agreement
*	©	Sub-underwriting letters together with statement containing the names addresses and description of the sub-writers and amount sub-underwritten by each of them.
*	(d)	Brokerage Agreements
*	(e)	Letter of Appointment of official Brokers and Sub-Brokers together with a statement of the terms and conditions of appointments.

5. Specimens (cancelled and marked as such) of the following relative of the new issue.

*	(a)	Share Certificates (Attached)
*	(b)	Debenture Certificates

6. Specimen (if any) of the following relative of the issue.

*	(a)	Letters of Allotment
*	(b)	Letters of Acceptance
	©	Letter of Renunciation.

Note: The above list indicates documents ordinarily required in support of a listing application, in special circumstances, additional documents may be required.


LABORATORIES LTD
NEW DELHI

ANNEXURE-

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

1. Name of Company	**RANBAXY LABORATORIES LTD**
2. New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3. New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 30.07.2003 As per statement attached
4. New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5. New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees (iv) Number of shares allotted to- (a) Public other than directors	NOT APPLICABLE


RANBAXY LABORATORIES LTD.
NEW DELHI

And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to- (a) Public other than Directors and underwriters of their Nominees.	NOT APPLICABLE



LABORATORIES LTD
NEW DELHI

(b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD

Date: 05.08.2003



(TARUN DALAL)
SENIOR MANAGER SECRETARIAL SERVICES

ANNEXURE-

DISTRIBUTION SCHEDULE

(To be made out for each class of security)

RANBAXY LABORATORIES LIMITED

(Name of Company)

Distribution of **EQUITY SHARES** as on 30.07.2003
(Kind of Security)

Total nominal value of **Rs. 2,58,150** Nominal Value of each shares **Rs.10/-**

Total number of shares **25,815** Paid up value of per share **Rs.10/-**

Distinctive No(s) **185512811** To **185538625**

TABLE I

DISTRIBUTION OF HOLDINGS

FOR ALLOTMENT OF SHARES UNDER EMPLOYEES STOCK OPTION SCHEME OF THE COMPANY

Shareholding nominal	Shareholders		Share amount	
Rs.	Number	% to Total	In Rs.	% to Total
(1)	(2)	(3)	(4)	(5)
Upto - 5,000	127	93.38	185500	71.86
5,001 - 10,000	7	5.15	51850	20.09
10,001 - 20,000	2	1.47	20800	8.06
20,001 - 30,000	-	-	-	-
30,001 - 40,000	-	-	-	-
40,001 - 50,000	-	-	-	-
50,001 - 1,00,000	-	-	-	-
1,00,001 - and above	-	-	-	-
TOTAL	136	100.00	258150	100.00


RANBAXY LABORATORIES LTD.
NEW DELHI

TABLE II

NAME OF SHAREHOLDERS AND SHARES HELD BY THE FOLLOWING. Viz.

	Name of shareholders	No of shares	% to Total No of shares
	(1)	(2)	(3)
a) Foreign Holdings	(i) Foreign Collaborators	-	-
	(ii) Foreign Financial Institutions	-	-
	(iii) Foreign Nationals	-	-
	(iv) Non-resident Indians (Persons holding Indian Passport staying abroad and persons of Indian Origin staying abroad).	-	-
	(v) The Bank of New York	-	-
	(vi) Non-domestic Companies	-	-
	TOTAL	-	-
b) Govt./Govt. Sponsored Financial Institutions	(i) Life Insurance Corpn. Of India	-	-
	(ii) Unit Trust of India **	-	-
	(iii) Industrial Finance Corpn. Of India	-	-
	(iv) Industrial Dev.Bank of India	-	-
	(v) Industrial Credit & Investment Corp. of India	-	-
	(vi) General Insurance Corpn. Of India and its subsidiaries	-	-
	(vii) Nationalised Bank	-	-
	(viii) Government Companies	-	-
	(ix) Central government	-	-
	(x) State Government	-	-
	(xi) State Financial Corporations	-	-
	(xii) Foreign Banks	-	-
	(xiii) Mutual Fund	-	-
	TOTAL	-	-
c) Bodies Corporate (not covered under (a) and (b))	(i) Holding Company	-	-
	(ii) Subsidiary Companies	-	-
	(iii) Other bodies corporate	-	-
	TOTAL	-	-
Directors and their relatives (as defined in Sec.6 of the Companies Act,1956		-	-


RANBAXY LABORATORIES LTD.
NEW DELHI

(e) Other top 50 shareholders (Other than those listed above.)			
	TOTAL		

RANBAXY LABORATORIES LTD. NEW DELHI

TABLE III
HOLDINGS OF OFFICE-BEARERS AS ON 30.07.2003

Names, of Director, Managing Director, Chairman , President, Secretary	Official relationship to the Company	Number of shares
(1)	(2)	(3)
Mr.TEJENDRA KHANNA	CHAIRMAN	-
MR.J.W.BALANI	DIRECTOR	-
MR.VIVEK BHARAT RAM	DIRECTOR	-
MR.D.S.BRAR	CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR	-
DR.P.S.JOSHI	DIRECTOR	-
MR.NIMESH KAMPANI	DIRECTOR	-
MR.V.K.KAUL	WHOLE-TIME DIRECTOR	-
MR.VIVEK MEHRA	DIRECTOR	-
MR.HARPAL SINGH	DIRECTOR	-
MR.SURENDRA DAULET SINGH	DIRECTOR	-
DR.BRIAN W.TEMPEST	WHOLE-TIME DIRECTOR	-
MR.S.K.PATAWARI	COMPANY SECRETARY	-

CERTIFIED CORRECT
FOR RANBAXY LABORATORIES LTD



(TARUN DALAL)
SENIOR MANAGER SECRETARIAL SERVICES

Dated : 05.08.2003

NOTE: Separate forms should completed for each class of security, e.g. debentures, preference shares, equity shares, etc. Similarly, separate forms should be completed for shares of the same class which are not identical all respects shares are identical all respects only if –

(i) they are of the same nominal value and the same amount per share has been called up.
(ii) They are entitled to dividend at the same rate and for the same period so that at the next ensuing distribution the dividend payable on each shall amount to exactly the same sum net and gross; and
(iii) They carry the same rights in all respects.


RANBAXY LABORATORIES LTD.
NEW DELHI

FORM NO.2

No of Company: 3747
Nominal Capital : Rs.200 Crores

THE COMPANIES ACT, 1956

Return of Allotment

{(Pursuant to section 75(1)) }

Name of Company : RANBAXY LABORATORIES LIMITED

Presented by : MR.S.K.PATAWARI, COMPANY SECRETARY

Return of Allotment of the : RANBAXY LABORATORIES LIMITED

made out on the following **date/dates : 30.07.2003 filed with the Registrar of Companies pursuant to section 75(1)

2. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted	Nominal Amount		Amount paid on application (excluding premium	Amount paid or due and payable on allotment		Amount of premium (if any) payable on shares	Amount of discount (If any)
		per share	total		paid	due and payable		
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1.Equity Shares	25815	10/-	258150	2158150	-	-	11305652	-
2.Preference Shares other than redeemable Preference Shares	NOT APPLICABLE							
3.Redeemable preference Shares	NOT APPLICABLE							

2. (a) Shares allotted for consideration otherwise than in cash)
(i) Equity Shares) Not Applicable
(ii) Preference Shares)
(iii) Redeemable Preference Shares)
*Number of Shares)
Nominal amount of shares)
Amount to be treated as paid-up on each shares)
The consideration for which such shares have been allotted)
Is as follows :
Property and assets required Rs.) Not Applicable
(Description))
Goodwill Rs.) Not Applicable
Services (give nature of service Rs.)
Other items (to be specified) Rs.

3. *Shares issued at a discount Number of shares (b)
Nominal amount of shares)
Amount of discount per shares) Not Applicable
Paid-up shares)
(A copy of the resolution for the issue of th shares at a discount with a copy of the order of the Court and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be attached to this return)

** Insert date or dates of the allotment

4. Number of Bonus Shares) Not Applicable
Nominal Amount of shares)
Amount to be treated as paid up on each shares Rs.)
(A copy of the resolution authorising the issue of the bonus shares should be attached to this return.

Names, addresses and occupation of the allottees

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	No of shares allotted		
			Equity	Preference shares other than Redeem-able preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
30.07.2003	(As per List attached) at Annexure-I		25815	-	-

FOR RANBAXY LABORATORIES LIMITED

Signature :



Designation: (S.K.PATAWARI)
OMPANY SECRETARY

Dated:

* Distinguish between preference and Equity Shares Capital specifying separately Redeemable Preference Shares, if any.
** State whether Director, Managing Director, Manager or Secretary

Note: 1. When a return includes several allotments made on different dates, the actual Date of all such allotments should be entered at the top of the from page and the Registration of the return should be effected within one month of the first date

2. A certificate signed by :-

<u>Director</u>
<u>Managing Director</u>
<u>Manager</u>
Or
Secretary

To the effect that the conditions, if any, imposed by the Controller of Capital Issues in the order consenting to the issue of the capital represented by the shares comprised in this return have been duly complied with shall accompany this return).

03 SEP -3 ... 7:21

ANNUAL RETURN

Form of Annual Return of a Co. Having a Share Capital

The Companies Act, 1956 (1 of 1956)

SCHEDULE V PART II

(See Section 159)

I. REGISTRATION DETAILS

Registration No. XX3747 State Code 16 (Refer Code List 1)

Registration Date 16 Date 06 Month 1961 Year

Whether shares listed on recognised Stock Exchange(s) Y (Y-Yes, N-No)

If Yes, Stock exchange code (Totals) (Refer Code List 2) A 1607 B

AGM Held Y (Y-Yes N-No) Date of AGM/ Due Date 25 Date 06 Month 2003 Year

II. Name and Registered Office Address of Company

Company Name: RANBAXY LABORATORIES LIMITED

Address: A-11 INDUSTRIAL AREA SAS NAGAR

Town/City: ROPAR

State: PUNJAB Pin Code 160055

Telephone with STD: X0172 Area Code X271687 Number

Fax Number

Email Address: http://www.ranbaxy.com

CP No 2388 NITYANAND SINGH & CO. COMPANY SECRETARIES

As per Notfn. No. G.S.R. 389 (E), F. No. 3/24/94 CLV, dt. 15-5-95, Dept. of Co. Affairs. and Amended by Notification No. G.S.R. 751(E), dt. 2-11-2002

III. Capital Structure of the Company (Amount in Rs. Thousands)

Authorised Shares Capital Breakup

Type of Shares	No. of Shares	Nominal Value (in Rs.)
(i) Equity	199000000	XXX10
(ii) Cumulative Preference	XX100000	XX100
Total Authorised Capital	XX2000000	

Issued Share Capital Breakup

Type of Share	No. of Shares	Nominal Value (in Rs.)
(i) Equity	185475816	XXX10
(ii) Cumulative Preference	---NIL--	-NIL-
Total Issued Capital	XX1854758	

Subscribed Share Capital Breakup

Type of Shares	No. of Shares	Nominal Value (in Rs.)
(i) Equity	185475816	XXX10
(ii) Cumulative Preference	--NIL--	-NIL-
Total Subscribed Capital	XX1854758	


NITYANAND SINGH & CO.
CP No 2388
COMPANY SECRETARIES

Paid up Share Capital Breakup

Type of Shares	No. of Shares	Amount Paid up (in Rs.)
(i) Equity	1 3 5 4 7 5 8 1 6	X X X 1 0
(ii) Preference	– – N I L – –	– N I L –
Total Paid up Capital	X X 1 8 5 4 7 5 8	

Debentures Breakup

Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
(i) Non Convertible		
(ii) Partly Convertible		
(iii) Fully Convertible	N	
Total Amount		


CP No

IV. Directors/Manager/Secretary Information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

(1)

Name	BHARAT RAM VIVEK (Surname / Middle Name / First Name)
Nationality	I (I-Indian, F-Foreign)
Date of birth	24 10 1943 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)
Date of Appointment	18 09 1992 (Date / Month / Year)
Date of Ceasing	— (Date / Month / Year)
Election Commission Identity Card No. (if issued)	—

(2)

Name	BRAR SINGH DAVINDER (Surname / Middle Name / First Name)
Nationality	I (I-Indian, F-Foreign)
Date of birth	21 08 1953 (Date / Month / Year)
Designation	CHIEF EXECUTIVE OFFICER & MANAGING DIRECTOR (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	05 07 1999 (Date / Month / Year); 16 02 1993 (as whole-time director)
Date of Ceasing	— (Date / Month / Year)
Election Commission Identity Card No. (if issued)	—

(3)

Name	KHANNA TEJENDRA (Surname / Middle Name / First Name)
Nationality	I (I-Indian, F-Foreign)
Date of birth	16 12 1938 (Date / Month / Year)
Designation	CHAIRMAN (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	05 07 1999 (Date / Month / Year); 22 09 1998 as Director
Date of Ceasing	— (Date / Month / Year)
Election Commission Identity Card No. (if issued)	—


NITYANAND SINGH & CO.
CP No 2388

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

(4)

Name	BALANI / NADHUMAL JAI / KISHAN (Surname / Middle Name / First Name)
Nationality	F (I-Indian, F-Foreign)
Date of birth	14 / 11 / 1948 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)
Date of Appointment	20 / 11 / 1997 (Date / Month / Year)
Date of Ceasing	— / — / — (Date / Month / Year)
Election Commission Identity Card No. (if issued)	

(5)

Name	JOSHI / SINGH / PREETINDER (Surname / Middle Name / First Name)
Nationality	I (I-Indian, F-Foreign)
Date of birth	17 / 11 / 1947 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	09 / 05 / 1995 (Date / Month / Year)
Date of Ceasing	— / — / — (Date / Month / Year)
Election Commission Identity Card No. (if issued)	

Name	KHANNA (DR) / JAG / MOHAN (Surname / Middle Name / First Name)
Nationality	I (I-Indian, F-Foreign)
Date of birth	05 / 07 / 1941 (Date / Month / Year)
Designation	W (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	15 / 10 / 1996 (Date / Month / Year)
Date of Ceasing	31 / 07 / 2002 (Date / Month / Year) (RETIRED)
Election Commission Identity Card No. (if issued)	

For RANBAXY LABORATORIES LTD.



NITYANAND SINGH & CO.
C.P. No. 2388
COMPANY SECRETARIES

For RANBAXY LABORATORIES LTD.

(S.K. PATAWARI)

IV. Directors/Manager/Secretary Information (Contd.)

(4)

Residential Address	COMPAS LE LA VICTORIA
	3
Town / City	MALAGA
District	
State	SPAIN
Pin Code	

(5)

Residential Address	MAHARAJ SWAN SINGH
	CHARITABLE HOSPITAL
Town / City	BEAS
District	
State	PUNJAB
Pin Code	143201

(6)

Residential Address	J-1/23 DLF QUTAB
	ENCLAVE PHASE-II
Town/City	GUARGON
District	
State	HARYANA
Pin Code	122002

*Note : Additional Sheets may be attached if needed.

For RANBAXY LABORATORIES LTD.

EXECUTIVE VICE PRESIDENT-FINANCE & CORPORATE SERVICES AND WHOLE TIME DIRECTOR


NITYANAND SINGH & CO.
CP No. 2388

For RANBAXY LABORATORIES LTD.

(S.K. PATAWARI)
Company Secretary

(7)

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name	KAUL (Surname)	KUMAR (Middle Name)	VINAY (First Name)
Nationality	I (I-Indian, F-Foreign)	Date of birth	06 04 1944 (Date Month Year)
Designation	W (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)		
Date of Appointment	10 06 1997 (Date Month Year)	Date of Ceasing	— (Date Month Year)
Election Commission Identity Card No. (if issued)			

(8)

Name	SINGH DAULET (Surname)	(Middle Name)	SURENDRA (First Name)
Nationality	I (I-Indian, F-Foreign)	Date of birth	04 06 1942 (Date Month Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)		
Date of Appointment	01 08 1997 (Date Month Year)	Date of Ceasing	— (Date Month Year)
Election Commission Identity Card No. (if issued)			

(9)

Name	KAMPANI (Surname)	N (Middle Name)	NIMESH (First Name)
Nationality	I (I-Indian, F-Foreign)	Date of birth	30 09 1946 (Date Month Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)		
Date of Appointment	20 11 1997 (Date Month Year)	Date of Ceasing	— (Date Month Year)
Election Commission Identity Card No. (if issued)			

For RANBAXY LABORATORIES LTD.

For RANBAXY LABORATORIES LTD.



(S.K. PATAWARI)

IV. Directors/Manager/Secretary Information (Contd.)

(7)

Residential Address	8202 8 8204 B-II
	VASANT KUNJ
Town / City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110070

(8)

Residential Address	FLAT NO 2 11 AURANGZEB
	ROAD
Town / City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110011

(9)

Residential Address	123 MAKER TOWER-B
	12TH FLR CUFFE PARADE
Town/City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400005

*Note : Additional Sheets may be attached if needed.

For RANBAXY LABORATORIES LTD.

EXECUTIVE VICE PRESIDENT-FINANCE & CORPORATE SERVICES AND WHOLE TIME DIRECTOR


NITYANAND SINGH & CO.
CP No 2388

For RANBAXY LABORATORIES LTD.

(S.K. PATAWARI)
Company Secretary

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

(10)

Name	DHILLON	SINGH	GURINDER
	Surname	Middle Name	First Name
Nationality	I (I-Indian, F-Foreign)	Date of birth	01 08 1955 (Date Month Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director) (Alternate Director to Mr. J.W. Balani)		
Date of Appointment	15 04 1999 (Date Month Year)	Date of Ceasing	—
Election Commission Identity Card No. (if issued)			

(11)

Name	SINGH	HARPAL	
	Surname	Middle Name	First Name
Nationality	I (I-Indian, F-Foreign)	Date of birth	11 09 1949 (Date Month Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)		
Date of Appointment	10 07 2000 (Date Month Year)	Date of Ceasing	—
Election Commission Identity Card No. (if issued)			

(12)

Name	MEHRA	VIVEK	
	Surname	Middle Name	First Name
Nationality	I (I-Indian, F-Foreign)	Date of birth	21 04 1955 (Date Month Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)		
Date of Appointment	09 07 2001 (Date Month Year)	Date of Ceasing	—
Election Commission Identity Card No. (if issued)			

For RANBAXY LABORATORIES LTD.

For RANBAXY LABORATORIES LTD.


NITYANAND SINGH & CO.
CP No. 2388

(S.K. PATAWARI)
Company Secretary

IV. Directors/Manager/Secretary Information (Contd.)

(10) Residential Address: H. NO 139 SECTOR-84 CHANDIGARH

Town / City:

District:

State: UNION TERRITORY

Pin Code:

---

(11) Residential Address: B-10 ANAND NIKETAN NEW DELHI

Town / City:

District:

State: NCT OF DELHI

Pin Code: 110021

---

(12) Residential Address: B-314 NEW FRIENDS COLONY

Town/City: NEW DELHI

District:

State: NCT OF DELHI

Pin Code: 110065

*Note : Additional Sheets may be attached if needed.

For RANBAXY LABORATORIES LTD.



EXECUTIVE VICE PRESIDENT FINANCE & CORPORATE


NITYANAND SINGH & CO.
CP No. 2388

For RANBAXY LABORATORIES LTD.



(S.K. PATAWARI)
Company Secretary

(12)

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

(13)

Name	T I M P L S T	W (D R)	B R I A N
	Surname	Middle Name	First Name
Nationality	F	I-Indian F-Foreign	Date of birth 13 06 1947 (Date Month Year)
Designation	W	C-Chairman cum Managing Director W-Whole Time Director, S-Secretary, R-Manager D-Director, M-Managing director	
Date of Appointment	09 07 2001 (Date Month Year)		Date of Ceasing — (Date Month Year)
Election Commission Identity Card No. (if issued)			

(14)

Name	P A T A W A R I	K U M A R	S U S H I L
	Surname	Middle Name	First Name
Nationality	I	I-Indian F-Foreign	Date of birth 15 06 1955 (Date Month Year)
Designation	S	C-Chairman cum Managing Director W-Whole Time Director, S-Secretary, R-Manager D-Director, M-Managing Director	
Date of Appointment	21 09 1995 (Date Month Year)		Date of Ceasing — (Date Month Year)
Election Commission Identity Card No. (if issued)			

Name			
	Surname	Middle Name	First Name
Nationality		I-Indian F-Foreign	Date of birth (Date Month Year)
Designation		C-Chairman cum Managing Director W-Whole Time Director, S-Secretary, R-Manager D-Director, M-Managing Director	
Date of Appointment	(Date Month Year)		Date of Ceasing (Date Month Year)
Election Commission Identity Card No. (if issued)			

For RANBAXY LABORATORIES LTD.

EXECUTIVE VICE PRESIDENT-FINANCE & CORPORATE


CP No. 2388

For RANBAXY LABORATORIES LTD.

(S.K. PATAWARI)
Company Secretary

IV. Directors/Manager/Secretary Information (Contd.)

(13)

Residential Address	BHARGAVA FARM
	CHANDAN HOLA CHATTARPUR
Town / City	ROAD CHATTARPUR
District	
State	NCT OF DELH
Pin Code	

(14)

Residential Address	14/84 IST FLOOR
	VIKRAM VIHAR LAJPAT
Town / City	NAGAR-IV NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110024

Residential Address	
Town/City	
District	
State	
Pin Code	

*Note : Additional Sheets may be attached if needed.

For RANBAXY LABORATORIES LTD.

EXECUTIVE VICE PRESIDENT-FINANCE & CORPORATE SERVICES & WHOLE TIME DIRECTOR

NITYANAND SINGH & CO. CP No. 2388 COMPANY SECRETARIES

For RANBAXY LABORATORIES LTD.

(S.K. PATAWARI)
Company Secretary

IV. Directors/Manager/Secretary Information (Contd.)

1)

Residential Address	23/24 GAUISARI AVENUE
	WESTEND GREEN FARMS
Town / City	PHASE-I RAJOKARI
District	NEW DELHI
State	NCT OF DELHI
Pin Code	110038

2)

Residential Address	GREEN FIELDS FARM
	GAI PAR JAUNAPUR ROAD
	VILLAGE-JAUNAPUR
Town / City	TEHSIL MEHRAULI DELHI
District	
State	NCT OF DELHI
Pin Code	110030

3)

Residential Address	D-1/47 VASANT VIHAR
	NEW DELHI
Town/City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110057


CP No

*Note : Additional Sheets may be attached if needed.

(14)

V. Details of Shares/Debentures Held at Date of AGM*

Ledger Folio of Share/Debenture Holder

Share/Debenture Holder's Name

Surname Middle Name First Name

Father's/Husband's Name

Type of Share/ Debenture — 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Held/ Stock, if any — Amount per Share (in Rs.)

Ledger Folio of Share/Debenture Holder

Share/Debenture Holder's Name

Surname Middle Name First Name

Father's/Husband's Name

Type of Share/ Debenture — 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Held/ Stock, if any — Amount per Share (in Rs.)

Ledger Folio of Share/Debenture Holder

Share/Debenture Holder's Name

Surname Middle Name First Name

Father's/Husband's Name

Type of Share/ Debenture — 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Held/ Stock, if any — Amount per Share (in Rs.)

*Note : Separate sheet may be attached if needed. If number of such share holders exceed 10, if so desired a text file may be submitted on a floppy or a cartridge tape in the format given in Annexure-III.

CP No. 2388

V. Details of Shares/Debentures held at date of AGM (Contd.)

Address

Town/City

District

State

Pin Code

Address

Town/City

District

State

Pin Code

Address

Town/City

District

State

Pin Code

CP No. 2388 COMPANY SECRETARIES

VI. Details of Shares/Debentures Transfers since Date of last AGM

(or in the case of the first return at any time since the incorporation of the company)*

Date of Previous AGM 28 (Date) 06 (Month) 2002 (Year)

Date of Registration of Transfer of Shares — Date / Month / Year

Type of transfer — 1-Equity, 2-Preference Shares. 3-Debentures, 4-Stock

Number of Shares/ Debentures Transferred — Amount per Share (in Rs.)

Ledger Folio of Transferor

Transferor's Name — Surname / Middle Name / First Name

Ledger Folio of Transferee

Transferee's Name — Surname / Middle Name / First Name

Date of Registration of Transfer of Shares — Date / Month / Year

Type of transfer — 1-Equity, 2-Preference Shares. 3 Debentures, 4-Stock

Number of Shares/ Debentures Transferred — Amount per Share (in Rs.)

Ledger Folio of Transferor

Transferor's Name — Surname / Middle Name / First Name

Ledger Folio of Transferee

Transferee's Name — Surname / Middle Name / First Name

---

*Note : Saparate sheet may be attached if needed. If number of such transactions exceed 10, if so desired a tax file may be submitted on a floppy or a cartridge tape in the format given in Annexure-IV.

VII. Indebtedness of the Company

(Amount in Rs. Thousands) [Secured Loans including interest outstanding/ accrued but not due for payment]

Amount | | | | | 6 | 3 | 2 | 0 | as on 31/12/2002

VIII. Equity Share Capital Breakup (Percentage of Total Equity)

(i) Govt. [Central & State(s)]

NIL

(ii) Govt. Companies

NIL

(iii) Public Financial Institutions

11.29

(iv) Nationalised/Other Banks

0.26

(v) Mutual Funds

1.16

(vi) Venture Capital

NIL

For RANBAXY LABORATORIES LTD.

(vii) Foreign Holdings FIIs/FCs/ FFIs/NRIs/OCBs)/GDRS

(S.R. PATAWARI) Company Secretary

34.29

(Viii) Bodies Corporate (Not Mentioned Above)

1.18

(ix) Directors/Relatives of Directors

0.27

(x) Other top 50 Share Holders [Other than those listed above]

2.36

For NITYANAND SINGH & CO. COMPANY SECRETARIES

NITYANAND SINGH (PROP.)


NITYANAND SINGH & CO.
CP 2388
COMPANY SECRETARIES

We certify that :

(a) the return states the facts as they stood on the date of the annual general meeting aforesaid, correctly and completely :

(b) since the date of the last annual return the transfer of all shares, debentures, the issue of all further certificates of shares and debentures have been appropriately recorded in the books maintained for the purpose :

(c) the whole of amounts envisaged in clauses (a) to (e) of sub-section (2) of section 205 of the companies Act. 1956 remaining unpaid or unclaimed for a period of seven years from the date they become payable by a company have been credited to the investor education and protection fund.

(d) the company has not, since the date of the annual general meeting with reference to which the last return was submitted, or in the case of a first return, since the date of the incorporation of the company, issued any invitation to the public to subscribe for any shares or debentures of the company ;

(e) where the annual return discloses the fact that the number of members of the company exceeds fifty, the excess consists wholly of persons who under sub-clause(ii) section 3 are not to be included in the reckoning the number of fifty.

(f) since the date of annual general meeting with reference to which the first return was submitted or in the case of a first return since the date of the incorporation of the private company, no public company or deemed public company has or have held twenty five percent, or more of its paid up share capital ;

(g) the company did not have an average turnover of Rs. Ten Crores or more during the relevant period ;

(h) since the date of the annual general meeting with reference to which the last annual return was submitted or since the date of incorporation of the company, if it is first return, the company did not hold twenty five percent or more of the paid up share capital of one or more public companies : and

(i) the private company did not accept or renew or invite deposits from the public.

For RANBAXY LABORATORIES LTD.

EXECUTIVE VICE PRESIDENT-FINANCE & CORPORATE SERVICES AND WHOLE TIME DIRECTOR

For RANBAXY LABORATORIES LTD.

(S.K. PATAWARI)
Company Secretary

Signed

Director :

Director/Managing Director :

Manager/Secretory :

Secretary in whole time practice : For NITYANAND SINGH & CO.
COMPANY SECRETARIES

CP No. : CP NO 2388

NITYANAND SINGH (PROP.)

Note : Certificates to be given by a Director and Manager/Secretary or by two Directors where there is no manager or secretary. In the case of a company whose shares are listed on a recognised stock exchange, the certificates shall also be signed by a secretary in whole time practice.

ANNEXURE-I

Code List I : State Codes

State Code	State Name	State Code	State Name
01	Andhra Pradesh	02	Assam
03	Bihar	04	Gujarat
05	Haryana	06	Himachal Pradesh
07	Jummu & Kashmir	08	Karnataka
09	Kerala	10	Madhya Pradesh
11	Maharashtra	12	Manipur
13	Meghalaya	14	Nagaland
15	Orissa	16	Punjab
17	Rajasthan	18	Tamil Nadu
20	Uttar Pradesh	21	West Bengal
22	Sikkim	23	Arunachal Pradesh
24	Goa	52	Andaman Islands
53	Chandigarh	54	Dadra Island
55	Delhi	56	Daman & Diu
57	Lakshadweep	58	Mizoram
59	Pondicherry		

ANNEXURE-II

Code List 2 : Stock Exchange Codes

Exchange Code	Stock Exchange	Exchange Code	Stock Exchange
A1	Bombay	B1	OTCEI
A2	Delhi	B2	Nagpur
A4	Calcutta	B4	Coimbatore
A8	Madras	B8	Cochin
A16	Bangalore	B16	MP
A32	Hyderabad	B32	Jaipur
A64	Ahmedabad	B64	Rajkot
A128	Pune	B128	Gauhati
A256	Kanpur	B256	Bhubaneshwar
A512	Ludhiana	B512	Magadh
A1024	National Stock Exchange	B1024	Vadodra
		B2048	Rajkot

Note : If listed in more than one exchange, add the respective codes to arrive at the Totals under the same category For example a company listed in Bombay, Puna, Nagpur and Cochin will fill in the exchange codes a follows :

A		1	2	9

B			1	0

ANNEXURE-III

Shares/Debentures held : (format for floppies)

I. Registration Details :

Field	Type	Length	Format/Value
State Code	Number	2	
Registration No.	Number	6	
Date of AGM	Date	8	(DD/MM/YY)
Date of last AGM	Date	8	(DD/MM/YY)

Note : The first text file cid. txt will contain the data for above field for Company Identification.

V. Shares held by Share Holders

Field	Type	Length	Format/Value
Ledger folio of Share holder	Character	8	
Name of shareholder	Character	20	Surname Middlename Firstname
Father's/Husband's Name	Character	20	Surname Middlename Firstname
Residential Address	Character	40	
Town/City	Character	20	
State	Character	20	
Pin Code	Number	6	
Type of Share/Debenture	Number	1	1-Equity, 2-Preference, 3-Debentures, 4-Stock
Number of Shares/Debenture	Number	6	
Amount per Share/Debenture	Number	6	

Note : The second text file shh. txt will contain the data for above fields for the share holders/debenture holders.
The files may be submitted in 5.25" or 3.5" floppies (preferably 3.5") or 60/150 MB Normal Cartridge Tapes (mini Cartridges not acceptable) The Floppies/Cartridges may be formatted in DOS/Unix.

ANNEXURE-IV

Shares Transferred : (format for floppies)

1. Registration Details

Field	Type	Length	Format/Value
State Code	Number	2	
Registration No.	Number	6	
Date of AGM	Date	8	(DD/MM/YY)
Date of last AGM	Date	8	(DD/MM/YY)

Note : The first text file cid. txt will contain the data for above field for Company Identification

VI. Transaction after the last AGM

Field	Type	Length	Format/Value
Date of Transfer of Shares	Date	8	(DD/MM/YY)
Type of Shares/Debenture	Number	1	1-Equity, 2-Preference 3-Debentures, 4 Stock
Number of Shares/Debenture	Number	6	
Amount per Share/Debenture	Number	6	
Ledger folio of Transferor	Character	8	
Name of Transferor	Character	20	Surname Middlename Firstname
Ledger Folio of Transferee	Character	8	
Name of Transferee	Character	20	Surname Middlename Firstname

Note : The second txt file shh. txt will contain the data for above fields for each such share transfer.
The files may be submitted in 5.25" or 3.5" floppies (preferably 3.5") or 60/150 MB Normal Cartridge, Tapes (mini Cartridges not acceptable). The Floppies/Cartridges may be formatted in DOS/Unix.

Gupta Book Centre, G-6/1, Skyline House, 85 Nehru Place, New Delhi-110019 Ph. : 26449929, 26219041
Price Rs. 5/- Each & S. T. Extra